Exhibit 99.17

CONSENT OF GEOLOGIST

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” dated March 31, 2016, and (2) all other references to the undersigned included or incorporated by reference in the registration statement in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 30, 2017

By:	/s/ Ken Reipas
Ken Reipas, P.Eng.